Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions, except ratios)	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012	Fiscal 2011	Fiscal 2010	Fiscal 2014
Earnings:							Proforma
Income before income taxes	$540.6	$566.5	$556.9	$502.1	$300.4	$230.5	$555.2
Fixed charges	190.3	111.9	108.9	109.2	176.3	138.3	214.8
Amortization of capitalized interest	—	—	—	—	—	—	0.5
Capitalized interest	—	—	—	—	—	—	(0.3)
Total earnings	$730.9	$678.4	$665.8	$611.3	$476.7	$368.8	$770.2
Fixed charges:
Interest expense, net	$28.6	$3.6	$3.2	$3.4	$68.6	$33.1	$41.9
Capitalized interest	—	—	—	—	—	—	0.3
Amortization of debt discount and issuance costs	7.4	0.4	0.4	1.9	3.5	0.9	3.4	(1)
Estimate of interest within rental expense(2)	154.3	107.9	105.3	103.9	104.2	104.3	169.2
Total fixed charges	$190.3	$111.9	$108.9	$109.2	$176.3	$138.3	$214.8
Ratio of earnings to fixed charges	3.84	6.06	6.11	5.60	2.70	2.67	3.59

(1)	Primarily includes amortization costs associated with the issuance of new debt and amortization associated with our current credit facility amendment fees.
(2)	Interest within rental expense is estimated to be one-third of rental expense.